EXHIBIT 99.1

News Release

Rosetta Genomics Launches miRview Kidney

New microRNA-based Diagnostic Test for Classification of Four Common Kidney Tumor Types Now Available

PHILADELPHIA and REHOVOT, Israel (May 15, 2012)– Rosetta Genomics Ltd.(NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, today announced the commercial launch of miRview® kidney, the Company’s advanced microRNA assay that uses microRNA expression to classify the four most common kidney tumors: Clear Cell Renal Cell Carcinoma (RCC), Papillary RCC, Chromophobe RCC and Oncocytoma. miRview® kidney will be marketed in the U.S. by Rosetta Genomics’ oncology sales team beginning this month.

A blinded independent validation set of 200 samples was studied to measure the performance of miRview® kidney. Of the 184 samples that produced a result, 174 were classified correctly demonstrating a 95% accuracy, or sensitivity. The specificity of the test was also demonstrated to be high, at 98%.

“There are approximately 54,000 new cases of primary kidney tumors and 13,000 deaths per year in the U.S. Unfortunately the incidence of primary kidney tumors is rising and so is the number of biopsies, yet differential diagnosis between various types of kidney tumors has been challenging. With the introduction of new, molecularly targeted therapeutics, the correct identification of these subtypes is critically important for choice of treatment and for the selection of patients for clinical trials for these new therapeutics. Differences in the responses of RCC subtypes to current and future targeted therapies are likely to be individualized for the different types of kidney tumors, therefore, having a meaningful and accurate biomarker to classify these four subtypes is becoming increasingly more important and miRview kidney, with its high level of accuracy, can be an important aid to physicians to ensure that the right RCC treatments are given to the right RCC patients,” noted Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“We are delighted to launch this new microRNA classification assay to subtype kidney tumors in order to provide patients with a potentially life-saving diagnostic test that can help guide optimal treatment choice. With its high level of accuracy we are proud to offer miRview kidney alongside our other oncology diagnostic assays. All of our assays are based on microRNAs, which continue to demonstrate their remarkable capability to act as highly sensitive biomarkers. We are very excited to be offering this assay as we continue to make good progress in our commercialization efforts for our currently marketed assays, particularly miRview mets2,” he added.

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, the Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company's miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements

Various statements in this release concerning Rosetta's future expectations, plans and prospects, including without limitation, statements relating to the ability to develop and commercialize of a full range of microRNA-based diagnostic tools, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta's approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta's ability to obtain, maintain and protect its intellectual property; Rosetta's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta's need and ability to obtain additional funding to support its business activities; Rosetta's dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta's ability to successfully develop its products and services; Rosetta's ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta's technology; competition from others using technology similar to Rosetta's and others developing products for similar uses; Rosetta's dependence on collaborators; and Rosetta's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta's Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ltd. Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: LHA Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com @LHA_IR_PR

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